						EXHIBIT 12

		Ratio of Earnings to Fixed Charges

	Nine Months Ended	Twelve Months Ended,
	May 31, 2014	August 31, 2013*	August 31, 2012	August 31, 2011	August 31, 2010	August 31, 2009
Income before income tax provision	$3,402	$3,895	$3,376	$4,294	$3,373	$3,164
Add:
Minority Interests	42	5	-	-	-	-
Fixed charges	1,031	1,383	1,260	1,212	1,100	996
Amortization of capitalized interest	4	7	6	5	-	-
Less:
Equity earnings	(482)	(344)	-	-	-	-
Capitalized interest	(4)	(7)	(9)	(10)	(12)	(16)
Earnings as defined	$3,993	$4,939	$4,633	$5,501	$4,461	$4,144

Interest expense, net of capitalized interest	$123	$193	$94	$77	$90	$91
Capitalized interest	4	7	9	10	12	16
Portions of rentals representative of the interest factor	904	1,183	1,157	1,125	998	889
Fixed charges as defined	$1,031	$1,383	$1,260	$1,212	$1,100	$996

Ratio of earnings to fixed charges	3.87	3.57	3.68	4.54	4.06	4.16

* Reflects revised computation of defined earnings to exclude equity earnings